                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                                  Audible, Inc.
                                  -------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   05069A 10 4
                                   -----------
                                 (CUSIP Number)

                            Robert M. Friedman, Esq.
                      Swidler Berlin Shereff Friedman, LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 973-0111
                      ------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 August 1, 2003
                                 --------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                              (Page 1 of 10 Pages)

-------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 10 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 05069A 10 4
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
         Apax Managers, Inc.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ] (b) [X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER
                               21,415,444
      NUMBER OF       ----------------------------------------------------------
        SHARES           8     SHARED VOTING POWER
     BENEFICIALLY              0
       OWNED BY       ----------------------------------------------------------
         EACH            9     SOLE DISPOSITIVE POWER
      REPORTING                21,415,444
     PERSON WITH      ----------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         21,415,444
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         N/A
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.9%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 10 Pages


ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Audible, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 65 Willowbrook Boulevard, Wayne, New Jersey 07470.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is being filed by Apax Managers, Inc. ("Apax Managers" or the "Filing Person").

     Apax Managers is a New York corporation the purpose of which is to act as the general partner of certain entities, including Apax Excelsior VI Partners, L.P. (the "General Partner of the Excelsior VI Funds"). The General Partner of the Excelsior VI Funds is a Delaware limited partnership the purpose of which is to act as the general partner of certain private equity funds, including: (i) Apax Excelsior VI, L.P., a Delaware limited partnership ("Excelsior VI"), (ii) Apax Excelsior VI-A C.V., a Dutch limited partnership ("Excelsior VI-A"), (iii) Apax Excelsior VI-B C.V., a Dutch limited partnership ("Excelsior VI-B"), and
(iv) Patricof Private Investment Club III, L.P., a Delaware limited partnership ("Patricof Private Investment Club III" and, together with Excelsior VI, Excelsior VI-A and Excelsior VI-B, the "Excelsior VI Funds"). The principal business address of each of Apax Managers, the General Partner of the Excelsior VI Funds and the Excelsior VI Funds is 445 Park Avenue, New York, New York 10022.

     The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Apax Managers are set forth in Schedule A hereto and are incorporated herein by reference.

     During the last five years, neither the Filing Person, nor, to the knowledge of the Filing Person, any of (w) the Excelsior VI Funds, (x) the General Partner of the Excelsior VI Funds, or (y) the persons listed on Schedule A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On August 1, 2003 (the "Closing Date"), pursuant to a Stock Purchase Agreement, dated as of August 1, 2003, by and among the Company, the Excelsior VI Funds and the other purchasers named therein (the "Series C Purchase Agreement"), the Excelsior VI Funds purchased 740,741 shares (the "Series C Shares") of Series C Convertible Preferred Stock of the Company (the "Series C Stock") for an aggregate purchase price of $4,000,000 in cash. The Series C Purchase Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference.

     Also on the Closing Date, pursuant to a Stock Purchase Agreement, dated as of July 31, 2003, by and among the Microsoft Corporation, a Washington Corporation, and the Excelsior VI Funds (the "Series A Purchase Agreement" and together with the Series C Purchase Agreement, the "Purchase Agreements"), the Excelsior VI Funds purchased 3,473,967 shares (the "Series A Shares") of Series A Convertible Preferred Stock of the Company (the "Series A Stock") for an aggregate purchase price of $7,500,000 in cash.

     The funds used by the Excelsior VI Funds to purchase the Series A Shares and the Series C Shares were obtained by such entities from capital contributions by their respective partners.

                                                              Page 4 of 10 Pages

     Neither the General Partner of the Excelsior VI Funds, the Filing Person nor any of the individuals listed on Schedule A hereto has contributed any funds or other consideration towards the purchase of the securities of the Company except insofar as they may have partnership interests in any of the Excelsior VI Funds or the General Partner of the Excelsior VI Funds and have made capital contributions to any of the Excelsior VI Funds or the General Partner of the Excelsior VI Funds.

ITEM 4.  PURPOSE OF TRANSACTION.

GENERAL

     The purpose of the acquisition of the Series A Shares and the Series C Shares by the Excelsior VI Funds pursuant to the Purchase Agreements was to acquire a significant equity interest in the Company and to provide the Company with financing to expand its sales, marketing and business development and for other general corporate purposes.

SERIES C CERTIFICATE OF DESIGNATIONS

     On the Closing Date, the Company filed the Certificate of Designations governing the Series C Stock (the "Series C Certificate of Designations") with the Secretary of State of the State of Delaware and issued to the Excelsior VI Funds the Series C Shares having the terms set forth in the Series C Certificate of Designations. The following discussion provides a description of certain provisions of the Series C Certificate of Designations that may relate to or result in a transaction event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D promulgated under the Act.

     Rank. The Series C Stock ranks, as to dividends and upon liquidation events (as set forth in the Series C Certificate of Designations) senior and prior to the Common Stock, and pari passu with the Series A Stock and the Company's Series B Convertible Preferred Stock (the "Series B Stock"). The Company is prohibited from creating any class of stock ranking on parity with, or senior to, the Series C Stock, without the affirmative vote of the holders of a majority of the Series C Stock, voting separately as a class.

     Dividends. The holders of the Series C Stock are entitled to receive dividends which shall accrue and compound semi-annually at the rate of 6% per annum until the fourth anniversary of the Closing Date.

     Voting. On all matters put to a vote to the holders of Common Stock, each holder of shares of Series C Stock is entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series C Stock could be converted.

     Conversion. Each share of Series C Stock is convertible at any time after the Closing Date, at the option of the holder of record thereof, into the number of fully paid and nonassessable shares of Common Stock equal to the quotient of
(x) $5.40 divided by (y) the conversion price in effect at the time of conversion. The initial conversion price per share of Series C Stock is $0.54 and is subject to adjustment from time to time as provided in the Series C Certificate of Designations. In the event of conversion of shares of Series C Stock, all accrued and unpaid dividends shall be converted into shares of Common Stock at the then applicable conversion price.

     Each share of Series C Stock shall automatically be converted at the then effective conversion price into fully paid and nonassessable shares of Common Stock if at any time after the Closing Date (i) the average closing market price of the Common Stock over a period of sixty consecutive trading days (the "Applicable Period") equals or exceeds $3.00 per share (as adjusted for splits, combinations and

                                                              Page 5 of 10 Pages

divisions) and (ii) the average daily trading volume of the Common Stock during the Applicable Period equals or exceeds 330,000 shares per day (as adjusted for splits, combinations and divisions).

     The foregoing description of the Series C Certificate of Designations is not intended to be complete and is qualified in its entirety by the complete text of the Series C Certificate of Designations, which is filed as Exhibit 2 hereto and is incorporated herein by reference.

SERIES C PURCHASE AGREEMENT

     The following discussion provides a description of certain relevant provisions of the Series C Purchase Agreement that may relate to or result in a transaction event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D promulgated under the Act.

     Board Representation. For so long as the Excelsior VI Funds continue to hold at least fifty percent (50%) of the Series C Shares (or shares of Common Stock issuable upon conversion of the Series C Shares) acquired by such funds on the Closing Date pursuant to the Series C Purchase Agreement, such funds shall be entitled to designate one person for election to the Company's Board of Directors as a Class II director.

     Participation Right. If at any time on or before the fifth (5th) anniversary of the Series C Purchase Agreement, the Company shall sell and issue equity securities for financing purposes, the Company shall offer to each purchaser under the Series C Purchase Agreement that continues to own 100% of the Series C Shares acquired hereunder (or shares of Common Stock issuable upon conversion of the Series C Shares), by written notice at least ten (10) days prior to the proposed issuance, the opportunity to purchase its pro rata share of such equity securities upon the same terms and conditions as the other participants in such issuance, as set forth in the Company's written notice.

     The foregoing description of the Series C Purchase Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Series C Purchase Agreement, which is filed as Exhibit 1 hereto and is incorporated herein by reference.

SERIES A CERTIFICATE OF DESIGNATIONS

     On the Closing Date, the Company filed the First Amended and Restated Certificate of Designations governing the Series A Stock (the "Series A Certificate of Designations") with the Secretary of State of the State of Delaware. The following discussion provides a description of certain provisions of the Series A Certificate of Designations that may relate to or result in a transaction event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D promulgated under the Act.

     Rank. The Series A Stock ranks, as to dividends and upon liquidation events (as set forth in the Series A Certificate of Designations) senior and prior to the Common Stock, and pari passu with the Series C Stock and the Series B Stock. The Company is prohibited from creating any class of stock ranking on parity with, or senior to, the Series A Stock, without the affirmative vote of the holders of a majority of the Series A Stock, voting separately as a class.

     Dividends. The holders of the Series A Stock are entitled to receive dividends which shall accrue and compound semi-annually at the rate of 12% per annum until the fourth anniversary of the Closing Date.

                                                              Page 6 of 10 Pages

     Voting. On all matters put to a vote to the holders of Common Stock, each holder of shares of Series A Stock is entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series A Stock could be converted.

     Conversion. Each share of Series A Stock is convertible at any time after the Closing Date, at the option of the holder of record thereof, into the number of fully paid and nonassessable shares of Common Stock equal to the quotient of
(x) $3.75 divided by (y) the conversion price in effect at the time of conversion. The conversion price per share of Series A Stock at the time of the Closing Date was $0.929992634 and is subject to adjustment from time to time as provided in the Series A Certificate of Designations. In the event of conversion of shares of Series A Stock, all accrued and unpaid dividends shall be converted into shares of Common Stock at the then applicable conversion price.

     Other Events. If at any time on or after the fourth anniversary of the Closing Date, (i) the average daily trading volume of the Common Stock over a period of thirty (30) consecutive trading days is less than 400,000 shares per day (as adjusted for splits, combinations and the like); (ii) funds managed by Apax Partners, Inc. (such funds collectively referred to as "Apax") continue to own at least eighty five percent (85%) of the outstanding shares of Series A Stock and Series C Stock acquired by such funds on or about the Closing Date (or shares of Common Stock into which such shares of Series A Stock or Series C Stock are convertible); and (iii) there has not been a Qualifying Acquisition Event (as defined in the Series A Certificate of Designations) (a) presented to the Board of Directors of the Company that the two Apax designees on the Board of Directors have not supported or (b) presented to the Company's stockholders for approval which proposal has not received the favorable vote of all of Apax's shares of the Company's voting capital stock, then Apax can request in writing that the Board of Directors use its commercially reasonable efforts to sell the Company (such request, a "Sale Request" and the date on which Apax submits such Sale Request, the "Request Date"). Upon receipt of a Sale Request, the Company will use its commercially reasonable efforts to sell the Company in a Qualifying Acquisition Event.

     If the Company is not successful in its efforts to consummate a Qualifying Acquisition Event within nine (9) months of the Request Date, the Company may take certain actions, as described in the Series A Certificate of Designations, relating to the redemption or placement of the Series A Shares (or shares of Common Stock into which such Series A Shares are convertible).

     Subject to certain conditions, if, within nine (9) months of the Request Date, a Qualifying Acquisition Event is not consummated and the Company has not effected the first installment of a redemption or placement of the Series A Shares (or shares of Common Stock into which such Series A Shares are convertible), then the holders of shares of Series A Stock shall be entitled to receive preferred dividends that accrue at the rate of fifteen percent (15%) per annum. Such preferred dividends shall be cumulative and shall begin to accrue and compound semi-annually effective as of the Request Date and shall cease to accrue and compound on the third anniversary of the Request Date.

     The foregoing description of the Series A Certificate of Designations is not intended to be complete and is qualified in its entirety by the complete text of the Series A Certificate of Designations, which is filed as Exhibit 3 hereto and is incorporated herein by reference.

SERIES A INVESTOR RIGHTS AGREEMENT

     On the Closing Date, the Company and the Excelsior VI Funds entered into a Series A Investor Rights Agreement (the "Series A Investor Rights Agreement"). The following discussion provides a description of certain relevant provisions of the Series A Investor Rights Agreement that may relate to or

                                                              Page 7 of 10 Pages

result in a transaction event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D promulgated under the Act.

     Board Representation. For so long as the Excelsior VI Funds continue to hold at least fifty percent (50%) of the Series A Shares (or shares of Common Stock issuable upon conversion of the Series A Shares) acquired by such funds on the Closing Date pursuant to the Series A Purchase Agreement, such funds shall be entitled to designate one person for election to the Company's Board of Directors as a Class II director.

     Participation Right. If at any time on or before the fifth (5th) anniversary of the Series A Purchase Agreement, the Company shall sell and issue equity securities for financing purposes, the Company shall offer to each purchaser under the Series A Purchase Agreement that continues to own 100% of the Series A Shares acquired hereunder (or shares of Company common stock issuable upon conversion of the Series A Shares), by written notice at least ten
(10) days prior to the proposed issuance, the opportunity to purchase its pro rata share of such equity securities upon the same terms and conditions as the other participants in such issuance, as set forth in the Company's written notice.

     The foregoing description of the Series A Investor Rights Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Series A Investor Rights Agreement, which is filed as Exhibit 4 hereto and is incorporated herein by reference.

OTHER PLANS AND PROPOSALS

     Except as described above or otherwise described in this Schedule 13D, the Filing Person currently has no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through
(j) of Item 4 of Schedule 13D promulgated under the Act. The Filing Person reserves the right, in light of its ongoing evaluation of the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, the Filing Person (and its affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their securities of the Company by the Securities Act of 1933, as amended (the "Securities Act"), or other applicable law, to (i) purchase securities of the Company, (ii) sell or transfer securities of the Company beneficially owned by them from time to time in public or private transactions, and (iii) cause any of the Excelsior VI Funds to distribute in kind to their respective partners securities of the Company. To the knowledge of the Filing Person, each of (w) the Excelsior VI Funds, (x) the General Partner of the Excelsior VI Funds and
(y) the persons listed on Schedule A hereto may make similar evaluations from time to time or on an ongoing basis.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

     (a) As of the Closing Date, Apax Managers may be deemed to beneficially own an aggregate of 21,415,444 shares of Common Stock, representing in the aggregate approximately 40.9% of the outstanding Common Stock, based on calculations made in accordance with Rule 13d-3(d) of the Act, which are represented by 740,741 Series C Shares acquired by the Excelsior VI Funds pursuant to the Series C Purchase Agreement and 3,473,967 Series A Shares acquired by the Excelsior VI Funds pursuant to the Series A Purchase Agreement.

     The number of Series A Shares and Series C Shares acquired by each of the Excelsior VI Funds pursuant to the Purchase Agreements, the number of shares of Common Stock that such Series A and

                                                              Page 8 of 10 Pages

Series C Shares are convertible into and the percentage of the outstanding Common Stock such shares represent are set forth in Schedule B hereto and are incorporated herein by reference.(1)

     Neither the Filing Person nor, to the knowledge of the Filing Person, (w) the Excelsior VI Funds, (x) the General Partner of the Excelsior VI Funds and
(y) the persons listed on Schedule A hereto beneficially owns any shares of Common Stock other than as set forth herein.

     (b) Apax Managers has the sole power to vote or direct the vote and to dispose or to direct the disposition of all 21,415,444 shares of Common Stock deemed beneficially owned by it.

     (c) Except as described above in Item 3, no transactions in the securities of the Company were effected by the Filing Person, or, to its knowledge, any of
(w) the Excelsior VI Funds, (x) the General Partner of the Excelsior VI Funds and (y) the persons listed on Schedule A hereto, during the past sixty days.

     (d) Except for the Excelsior VI Funds that may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Company, no other person is known by the Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Company beneficially owned by the Filing Person.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The responses set forth in Items 3 and 4 of this Schedule 13D are incorporated herein by reference in their entirety.

REGISTRATION RIGHTS

     The Series C Purchase Agreement grants to the Excelsior VI Funds certain registration rights relating to the shares of Common Stock issuable upon conversion of the Series C Shares. The Series A Investor Rights Agreement grants to the Excelsior VI Funds certain registration rights relating to the shares of Common Stock issuable upon conversion of the Series A Shares.

-------------
(1) Neither the present filing nor anything contained herein shall be deemed an admission that any of the Excelsior VI Funds beneficially owns any Series A Shares, Series C Shares or shares of Common Stock.

                                                              Page 9 of 10 Pages



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Stock Purchase Agreement, dated as of August 1, 2003, by and among Audible, Inc., Apax Excelsior VI, L.P., Apax Excelsior VI-A, C.V., Apax Excelsior VI-B, C.V. and Patricof Private Investment Club III, L.P. and the other purchasers named therein.

Exhibit 2 Series C Convertible Preferred Stock Certificate of Designations of Audible, Inc.

Exhibit 3 First Amended and Restated Series A Convertible Preferred Stock Certificate of Designations of Audible, Inc.

Exhibit 4 Series A Investor Rights Agreement, dated as of August 1, 2003, by and among Audible, Inc., Apax Excelsior VI, L.P., Apax Excelsior VI-A, C.V., Apax Excelsior VI-B, C.V. and Patricof Private Investment Club III, L.P.

                                                             Page 10 of 10 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 11, 2003


                                                  APAX MANAGERS, INC.

                                                  By: /s/ Paul Vais
                                                      --------------------------
                                                      Name: Paul Vais
                                                      Title: Vice President

                                   SCHEDULE A
                                   ----------

     The name, title and present principal occupation of each director and executive officer of Apax Managers, Inc. (the "Apax Managers") are set forth below.

     The principal business address of each director and executive officer of Apax Managers is c/o Apax Partners, Inc., 445 Park Avenue, 11th Floor, New York, New York 10022 ("Apax Partners").

     Each director and executive officer of Apax Managers is a citizen of the United States.


      NAME                           TITLE                              PRINCIPAL OCCUPATION
      ----                           -----                              --------------------
Alan J. Patricof      Director, Chairman of the Board and     Vice Chairman and General Partner of Apax
                      President                               Partners
George M. Jenkins     Director and Vice President             General Partner of Apax Partners
Gregory M. Case       Director and Vice President             General Partner of Apax Partners
Salem D. Shuchman     Director and Vice President             General Partner of Apax Partners
Paul Vais             Director and Vice President             General Partner of Apax Partners
David Landau          Vice President                          General Partner of Apax Partners
Lori Rafield          Vice President                          General Partner of Apax Partners

                                   SCHEDULE B
                                   ----------


                                                                 NUMBER OF SHARES OF
                                                                COMMON STOCK THAT SUCH
                                             NUMBER OF SERIES    SERIES A SHARES ARE         NUMBER OF
                 PURCHASER                       A SHARES          CONVERTIBLE INTO       SERIES C SHARES
                 ---------                       --------          ----------------       ---------------
Apax Excelsior VI, L.P.                         2,968,505           11,969,865                632,963
Apax Excelsior VI-A, C.V.                         242,483              977,761                 51,704
Apax Excelsior VI-B, C.V.                         161,539              651,374                 34,444
Patricof Private Investment Club III, L.P.        101,440              409,034                 21,630
                                                ---------              -------              ---------
                                                3,473,967           14,008,034                740,741
                                                                          NUMBER OF SHARES OF
                                                 NUMBER OF SHARES OF       COMMON STOCK THAT
                                                  COMMON STOCK THAT      SERIES A AND SERIES C      PERCENTAGE OF
                                                SUCH SERIES C SHARES          SHARES ARE            OUTSTANDING
                 PURCHASER                      ARE CONVERTIBLE INTO       CONVERTIBLE INTO         COMMON STOCK
                 ---------                      --------------------       ----------------         ------------
Apax Excelsior VI, L.P.                               6,329,630                  18,299,495                     37.1%
Apax Excelsior VI-A, C.V.                               517,040                   1,494,801                      4.6%
Apax Excelsior VI-B, C.V.                               344,440                     995,814                      3.1%
Patricof Private Investment Club III, L.P.              216,300                     625,334                      2.0%
                                                    -----------               -------------                    ------
                                                      7,407,410                  21,415,444                     40.9%